FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
 Washington, D. C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Section 13a-16 or 15d-16 of the
 Securities Exchange Act of 1934

For the month of February 2018

CERAGON NETWORKS LTD. (Translation of registrant’s name into English)
24 Raoul Wallenberg Street, Tel Aviv 69719, Israel (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registration in connection with Rule 12g3(b): 82 - _________________

Signature

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CERAGON NETWORKS LTD.

Date: February 21, 2018	By: /s/ Doron Arazi

Name: Doron Arazi Title: Executive Vice President and Chief Financial Officer

Exhibit Description Exhibit A – Fujitsu and Ceragon Partner to Deliver 5G Ultra-High Capacity Wireless Backhaul Networks to the North American Market